Madison Gas and Electric Company 2001 Annual Report

MGE®

your community energy company


Count On Us



About the Cover

Meet some of the 700 MGE employees who investors count on to deliver reliable energy service, volunteer in our communities and produce solid financial results. Learn what they do "behind the scenes" at MGE and how they serve others in our communities.

Sue Skinner
Lead Systems Analyst
Chairs the Market Day fundraiser at Stoner Prairie Elementary School.

George Reed
Line Technician and Substation Maintenance Technician
Contributes to the United Way as a Key Club Member.

Greg Mann
Senior Financial Systems Analyst
Coordinates MGE volunteers for the March of Dimes® WalkAmerica®.

Tim Statz
Superintendent – Drafting Services and Facilities Location
Serves on the Middleton–Cross Plains School Board.

Pat Baldwin
Director – Service and Metering
Coordinates MGE's Adopt-A-Highway program.

Leonard Moe
Line Technician
Saved a life by pulling an unconscious man from a burning vehicle.

Pam Duane
Senior Records and Information Management Coordinator
Raises money for the Madison Public Library and delivers books to the homebound.

Rochelle McKoy
Superintendent – Operations Administration
Serves as Vice President of the Exchange Center for the Prevention of Child Abuse.

Mike McCormick
Turbine and Boiler Maintenance and Operator
Cottage Grove Volunteer Firefighter.

Mike Powers
General Manager Division Operations
Serves on the Viroqua Chamber - A Main Street City - Board of Directors.

Adele & Dave Crary
Customer Service Representative, Supervisor – Stores
Manage the Red Cross' One-A-Week Club to encourage blood donations at MGE.

Gerardo Paz
Senior Customer Advisor
Appointed by the State Senate to the Professional Standards Council for Teacher Licensing.

MGE received the 2001 Outstanding Business Award from the Association of Fundraising Professionals. In nominating MGE for this award, United Way of Dane County stated: "MGE gives – money, time and expertise – because they want to. Their giving is part of the corporate structure. To them, it's second nature."



Madison Gas and Electric Company

MGE is an investor-owned public utility headquartered in Madison, WI. The company generates and distributes electricity to more than 128,000 customers in a 250-square-mile area of Dane County.

MGE also transports and distributes natural gas to nearly 123,000 customers in 1,375 square miles of service territory in seven counties. MGE has served the Madison area since 1896.

MGE www.mge.com

Contents

Madison Gas and Electric

Year at a Glance

(In thousands, except per-share amounts)

	2001	2000	Change
Operating Revenues	$ 333,711	$ 324,108	3.0%
Net Income	$ 27,245	$ 27,355	-0.4%
Total Assets (year-end)	$ 541,451	$ 571,604	-5.3%
Electric Sales (kwh)	3,006,084	3,268,077	-8.0%
Gas Deliveries (therms)	201,330	213,829	-5.8%
Basic and Diluted Earnings Per Share	$ 1.62	$ 1.67	-3.0%
Dividends Paid Per Share	$ 1.33	$ 1.32	0.8%
Book Value Per Share	$ 12.67	$ 12.05	5.1%
Closing Stock Price (Dec. 31)	$ 26.45	$ 22.63	16.9%
Return on Common Stock Equity	13.0%	14.1%	-7.8%
Dividend Payout Ratio	82%	79%	3.8%



$177
$159
$144
$100
1996
1997
1998
1999
2000
2001

Cumulative Five-Year Total Return Comparison
(assumes reinvestment of dividends)
■ MGE ○ Russell 2000 △ EEI Electrics Index



$177
$34
$43
$100
1996
1997
1998
1999
2000
2001

Five-Year Investment Growth
■ Initial Investment □ Dividend Appreciation □ Price Appreciation

Count On Us. As a community energy company, you can count on MGE to focus on our core business, support growth in our communities and remain a solid income-producing stock in your portfolio.

Value. In 2001, MGE's stock performance ranked sixth highest in the nation out of 91 electric power common stocks, according to *Electric Utility Week.* MGE stock closed the year at $26.45, up 16.9% from year-end 2000. In contrast, the Dow Jones Utility Average closed down nearly 29% and the Nasdaq fell 21% for the year. Dismal performance in many sectors created a renewed interest in value stocks, such as MGE. We have a track record of providing steady dividend income and stock price appreciation.

Earnings. In 2001, MGE produced the second-highest earnings in company history – $1.62 per share. This is a significant achievement considering natural gas deliveries were down nearly 6% due to warmer-than-normal winter months. Our outstanding 2001 performance followed record earnings of $1.67 per share in 2000.



$1.40
$1.38
$1.48
$1.67
$1.62
1997
1998
1999
2000
2001

Earnings Per Share

Financial Strength. Standard & Poor's ranks MGE's credit rating No. 1 in the nation for combination gas and electric utilities. This top ranking reflects MGE's financial strength and the vibrant economic growth in our service area.

Dividends. MGE's 5% dividend yield last year exceeded the industry average of 4.53%.

MGE's five-year compounded total return of more than 12% annually exceeded the average of other Wisconsin utilities (6.02%) and the national Edison Electric Institute Investor-Owned Electrics Index (9.77%). Total return includes stock price appreciation and reinvested dividends.

MGE has delivered annual dividend increases for more than two decades and paid cash dividends each year since 1909. In 2001, MGE was one of only 289 companies in the nation recognized for exceptionally strong dividend records, according to *MERGENT'S Dividend Achievers.*

Growth. 2001 marked our fourth consecutive year of exceptional growth in the number of new residential gas services installed. Since 1995, more than $2.7 billion was invested in commercial and industrial facilities in Dane County – and new investment continues. Construction cranes dominate the skyline in downtown Madison and on the University of Wisconsin-Madison campus. Major business expansions are also under way throughout our service area. The MGE Innovation Center opened a 50,000-square-foot addition to help meet entrepreneurs' demand for high-tech, start-up space.

On Aug. 7, 2001, MGE electric customers set a new record for electricity consumed in one hour – 714 megawatts (MW), which was up more than 7% from the record set in August 2000. We typically expect peak demand to grow an average of 3% each year. Despite aggressive energy conservation efforts, electric use keeps growing. Dane County is also expected to gain about 70,000 people by 2020.

MGE needs more than 300 megawatts of new electric capacity in the next 10 years to keep pace with customer demand. Our plans for providing reliable, affordable electric service include: 1) building a cogeneration plant on the University of Wisconsin-Madison campus, 2) exercising our option to own up to 150 MW of generating capacity from new clean coal plants proposed in Wisconsin and 3) purchasing power.

Holding Company.[1] Your board of directors recommends a "yes" vote this spring on a proposal to form a holding company. MGE Energy, Inc., will expand our options for financing new power plants needed to meet customers' growing demand.

Under the plan, MGE Energy will build and own the plants with long-term leases to MGE. Investors will earn a return on the new generation assets owned by MGE

Energy. Customers will benefit from long-term price stability as electric rates remain under state regulation.

Unlike other utilities that have used holding companies to diversify into risky ventures, MGE will stay true to our core business and our core values. We are committed to pay dividends and provide long-term growth. Our investors rely on MGE as an income-producing stock in their portfolio. The holding company will enable us to maintain the traditional profile our investors expect, while giving us flexibility for investing in the infrastructure our customers need.

Please return your vote on the holding company proposal this spring. Regulatory approvals could be received this summer.

New Territory. MGE gained about 3,500 natural gas customers in western Wisconsin after buying the Prairie du Chien-area system from another utility. The transaction included a boundary agreement that helps both utilities plan gas facilities more efficiently in Dane County, one of the fastest-growing areas in the state.

Officers. In 2001, your board of directors approved hiring two new officers to fill vacancies: Mark T. Maranger, senior vice president, and Kristine A. Euclide, vice president and general counsel.

Board of Directors. Your board of directors named Gary J. Wolter chairman and David C. Mebane vice chairman effective Feb. 1, 2002. Jean M. Biddick retired from the board after 19 years of dedicated service.

Solid Returns. MGE is a financially strong, stable utility. We focus on meeting the needs of our customers and growing communities. Their success contributes directly to MGE's bottom line and adds value for investors. We will build on our solid foundation of customer service to produce steady dividend income and competitive returns for our faithful investors.

1. *For more information, please refer to the joint proxy statement and prospectus of MGE and MGE Energy and to "Proposal to Form a Holding Company" on page 16.*



Gary J. Wolter
Chairman, President and Chief Executive Officer

David C. Mebane
Vice Chairman



Gary J. Wolter
Chairman, President and Chief Executive Officer



David C. Mebane
Vice Chairman
Feb. 6, 2002



"Over the next decade, we plan to increase MGE's assets by more than 80% with investments in our core business. Our shareholders earn a return on these assets."

Mark Williamson
MGE Executive Vice President
and Chief Strategic Officer

Value



Cabela's

MGE employees Mark Olson (left), district manager — Elroy Gas Co. and Crawford Division, and Mark Oehler, district manager — Prairie du Chien Division, discuss area growth. Cabela's, the world's largest outdoor outfitter, operates a major distribution center in Prairie du Chien that serves customers in the Upper Midwest.

MGE delivers value for investors by strategically growing its core energy business. In 2001, MGE:

- acquired the Prairie du Chien-area natural gas system in western Wisconsin.
- prepared plans for a new cogeneration plant on the University of Wisconsin-Madison campus.
- negotiated an option to own up to 150 megawatts of generating capacity from clean coal-fired plants proposed in Wisconsin.

MGE plans to invest about $440 million over the next 10 years in new and existing facilities required to meet customer growth and new technology to improve customer service. MGE investors will earn a return on these assets.



"MGE's proposed cogeneration plant supports the university's long-term building plans and expands our electric generation in Madison."

Don Peterson (above)
MGE Executive Director
Energy Products and Services

MGE proposes building a cogeneration plant on the University of Wisconsin-Madison campus. It is scheduled to start operating in 2004. The new facility will:

- increase the university's capacity to heat and cool the growing number of buildings on campus.
- produce up to 150 megawatts of power in the heart of MGE's service area to meet customers' expanding demand for electricity.

This unit will be one of the cleanest, most efficient power plants in the state.

Natural Gas Rate Certainty

Nearly 1,300 MGE customers participated in a pilot program allowing them to "lock in" natural gas rates for the 2001–2002 heating season.

After experiencing volatile, record-high gas prices the previous winter, some customers wanted another way to budget for heating costs. MGE created a new gas rate option that does not fluctuate with the market. MGE adds value by tailoring services to meet its customers' needs.

Paul Vanderbloemen, MGE executive director – gas regulatory affairs, helped develop an innovative program that offers rate certainty for gas customers.







"MGE plans to build new power plants that will help deliver reliable and affordable electricity to our customers."

Jeff Block
MGE Generation Planning Manager

MGE secured long-term contracts to buy electricity from new gas-fired power plants in Illinois and Wisconsin. MGE will buy 100 megawatts (MW) of electricity starting in 2002 and another 75 MW of power starting in 2004.

MGE is a leader in making sure California's power shortages and high electric prices aren't repeated in Wisconsin. MGE strongly supports statewide efforts to build new power plants and transmission lines that will ensure an affordable and reliable supply of electricity.

Locally, MGE plans to meet customers' growing electric needs by:

- building new power plants.
- purchasing competitively priced power.
- upgrading existing facilities.
- expanding energy conservation initiatives.

MGE also plans to invest in new and existing natural gas facilities to ensure reliable gas service for customers.

"MGE increased natural gas capacity to enhance reliability and meet growing demand."

Pete Bondehagen (below), MGE Pressure Control Serviceman, Pipefitter and Repairman

MGE installed a record number of new residential and multifamily natural gas services in 2001, up nearly 19% compared to 2000. It was the fourth consecutive year for exceptional growth in new service installations.

Since 1997, MGE invested $28.8 million in new natural gas facilities to keep pace with residential and commercial growth. Key projects in 2001 helped boost capacity and reliability in downtown Madison and other Dane County communities.





Jim Morgan (left), Madison's superintendent of parks, and Craig Fenrick, MGE executive director – electric transmission and distribution, examine underground cable for new electric facilities in Madison.

New Electric Facilities

A $20.3 million substation and underground transmission line project will support customer growth on Madison's west side starting in 2004.

MGE gathered input from the Madison Parks Department and other stakeholders and developed a plan using the public's preferred route. Sound advance planning and public involvement helped MGE receive timely regulatory approval on this project. Construction will start in 2003.



Science Teacher Don Vincent (far left) helps students at West High School understand how electricity is produced by solar photovoltaic panels MGE installed on the school's roof.

"MGE is a leader in exploring renewable energy options and offering choices for customers who want to use emerging technology."

Laura Williams (above right), MGE Market Development Manager

MGE teamed up with the 10 high schools in its service area to form a solar energy partnership. The MGE Foundation donated $310,000 to buy, install and maintain rooftop photovoltaic (PV) systems at each of the schools. MGE is working with teachers to develop a comprehensive curriculum for alternative energy.

MGE operates several other solar PV projects in Dane County and an 11-megawatt wind farm in Kewaunee County. At the Blount Generating Station in Madison, MGE burns clean, pre-consumer packaging materials that would otherwise be sent to landfills.

"MGE goes 'the extra mile' to protect the environment and be a good neighbor."

Susan Rosenberg
MGE Air Quality Specialist
Blount Generating Station



Minority Business Growth

MGE worked with Genesis Development Corp. to help create a business incubator for minority start-up firms. This facility will provide affordable space, shared resources and technical assistance to help new businesses succeed.

Phyllis Wilhelm, MGE director — economic development, and Dr. Richard Harris, executive director of Genesis Development Corp., help minority entrepreneurs create new jobs in Madison.



A new enclosed coal-conveyor system at Blount Generating Station improves efficiency and controls dust and sound.


MGE

Innovation

MGE invested $10 million in Blount Generating Station in Madison over the past three years to improve efficiency, ensure reliability and protect the environment.

Several innovative improvements greatly reduce coal dust and other airborne particles: a new ash-unloading system, an enclosed coal conveyor and a 34-foot-high wall that reduces wind turbulence in the coal yard. These improvements also help Blount fit better in its downtown setting.

MGE works with a Community Environmental Advisory Group to maintain superior environmental standards at Blount.

MGE also continues a multiyear upgrade of the Blount Substation. Up to $7 million will be invested to improve reliability and prepare for future growth. These investments are critical as Blount plays an increasingly important role in meeting electric demand in Madison.

Technology-based firms are a fast-growing industry sector in Dane County. In 2001, more than 440 high-tech and biotech businesses employed 25,000 people in Dane County and reported more than $4 billion in revenues. More than 30 business parks in MGE's territory are designed to serve high-tech businesses.

MGE works with business and community leaders to ensure well-planned economic growth. It invests in system improvements essential for companies to compete. MGE also offers expertise on a wide range of issues *(e.g., reliability, new technology, green architecture and alternative energy)* to help customers achieve their goals.


"MGE's strategies to support business and community growth contribute to solid results for our investors."
Account Manager

Covance Inc., one of the world's largest and most comprehensive drug development services companies, invested $27 million in a 151,000-square-foot addition in Madison.





Financial Tools Help Fuel Growth

Central Wisconsin Development Corp. (CWDC), an MGE subsidiary, has committed millions of dollars to help finance local business growth. CWDC provides loans and loan guarantees for qualifying businesses and business park developers. MGE has also teamed up with partners to provide venture capital funds for start-up technology firms.

MGE's strategic investments help sustain a strong local economy and support future earnings growth. MGE investors benefit from interest income, equity appreciation and steadily rising gas and electric revenues.

"MGE's financial support for businesses results in bottom-line benefits for our investors."

Tammy Johnson (below)
Director — Budgets



Courtesy of B. Wolfgang Hoffmann

Gala Design recently moved to MGE's service area, which is recognized as one of the top biotechnology centers in the nation.

Biotech Growth

A strong biotech business base and MGE financing helped attract Gala Design to the Madison area. This growing firm has patented technologies for producing biopharmaceutical proteins.

MGE provided financing and Shared Savings loans for energy-saving equipment and building techniques in Gala Design's new 44,000-square-foot facility.

Since 1993, MGE's Shared Savings Program has financed $17 million in energy-saving improvements for more than 200 customers.


CWDC
Performance Measures
·Gas and Electric Sales
·Interest Income
·Equity Appreciation
·Jobs

Introduction

Madison Gas and Electric Company (MGE) presents this summary annual report document in an effort to save money on production costs. This report should be read in conjunction with the 2001 Form 10-K. This condensed financial presentation should not be considered a substitute for the full financial statements, which include footnotes and Management's Discussion and Analysis of Results of Operations and Financial Condition. Full financial statements were provided to all MGE shareholders in the 2001 Form 10-K filed with the Securities and Exchange Commission (SEC).

Earnings Overview

In 2001, MGE produced earnings of $27.2 million, or $1.62 per share, compared to last year's record earnings of $27.4 million, or $1.67 per share.

Electric operating income was down due to: a third-quarter adjustment of approximately $4.5 million reducing electric unbilled revenues; increased fuel costs; transmission wheeling expenses paid to the American Transmission Company (ATC) *(see Significant Events, p.15)*; and higher distribution expenses.

Gas margins *(revenues less gas purchased)* increased primarily due to a 2.7% rate increase effective Jan. 1, 2001.

Other income increased substantially due to: recording MGE's equity earnings in the ATC; gains on weather-hedge instruments; and lower charitable contributions. Donations were higher in 2000 due to substantial contributions to the MGE Foundation and the University of Wisconsin (UW) Research Park to help expand the MGE Innovation Center.

Lower interest rates, combined with less short-term debt, reduced interest expense by $0.5 million.


$20.13
$11.49
$22.63
$12.05
$26.45
$12.67
1999
2000
2001

Market Price vs. Book Value
Market Price Book Value


$1.48
$1.31
$1.67
$1.32
$1.62
$1.33
1999
2000
2001

Earnings Per Share vs. Dividends Paid Per Share
Earnings Per Share Dividends Per Share


$325.2
$376.0
$451.5
1999
2000
2001

Market Capitalization
(in millions)

Electric Sales & Revenues

Total electric revenues remained the same for 2001 even though electric retail sales fell 1.6%. Retail revenues were up $6.7 million, or 3.5%. These increases offset an approximate $4.5 million reduction in the third quarter due to a change in estimated unbilled revenues. Retail revenues rose primarily because a 3.9% electric rate increase *(effective Jan. 1, 2001)* and an electric fuel surcharge *(effective part of the year)* were approved to cover higher fuel costs.

The gain in retail electric revenues was offset by reductions in two other areas. Sales for resale were down $5.3 million because MGE's contract to sell 30 megawatts (MW) of firm energy and capacity to Wisconsin Public Power, Inc., expired on Sept. 30, 2000. Other electric revenues were also down $1.4 million in 2001.


780,446
771,094
2000
2001
Residential
1,577,165
1,543,866
2000
2001
Commercial
319,394
314,448
2000
2001
Industrial
307,263
307,132
2000
2001
Pub. Auth. & Other
MWH Sales by Customer Class

Gas Sales & Revenues

Retail gas deliveries were down 8.8% in 2001. Warmer weather in November and December resulted in lower gas use per customer. The average temperature for November and December 2001 was 38.5 degrees Fahrenheit, 65% warmer than the same period a year ago.

In 2001, gas revenues increased $9.6 million, or 7.9%. Significantly higher gas costs during the first half of the year contributed to this increase.


90,446
82,637
2000
2001
Residential
73,318
68,379
2000
2001
Commercial
4,872
2,790
2000
2001
Industrial
45,193
47,524
2000
2001
Transport
Therm Sales by Customer Class
(000's)

Operating Expenses

Fuel, Purchased Power and Natural Gas Costs

Fuel for electric generation increased $4.0 million, or 10.9%, during 2001. Fuel costs for MGE's electric generating units were up primarily due to: greater use of base-load power plants at a marginally higher fuel cost; and the higher cost of natural gas used to generate electricity during the first half of the year.

During 2001, purchased power costs decreased $0.7 million, or 3.4%. During most of 2001, MGE did not need to buy additional capacity from outside sources because its base-load units operated at full capacity. MGE purchased only 15 MW from Commonwealth Edison in 2001, compared to 30 MW in 2000.

The decrease in purchased power was somewhat offset by a new agreement MGE entered into in June 2001. MGE executed its option to purchase 90 MW of electric capacity and energy from Wisconsin Public Service Corp. (WPSC) from Sept. 24, 2001, through Sept. 23, 2003. This option was part of the Kewaunee Nuclear Power Plant (Kewaunee) sale agreement between WPSC and MGE *(see Significant Events, p.15)*.

	2001	2000	1999
Electric Margins	$144,569	$147,875	$131,369
(Revenues less fuel and purchased power)			
Margin as % Revenues....	71%	73%	71%

The decline in electric margin as a percentage of revenue is due to higher fuel costs *(described above)* while revenue remained the same.

In 2001, natural gas purchases increased $8.6 million, or 11.0%, despite retail deliveries declining 8.8%. Even though customer use was down due to warmer-than-normal winter weather, the average cost per therm of natural gas was up 21.8% over last year. The Purchased Gas Adjustment Clause (PGA) authorized by the Public Service Commission of Wisconsin (PSCW) allows MGE to pass along to customers the cost of gas, subject to certain limited incentives.

	2001	2000	1999
Gas Margins	$44,498	$43,450	$38,684
(Revenues less purchased gas)			
Margin as % Revenues	34%	36%	44%

Higher gas commodity costs as a percentage of revenue resulted in a lower gross gas margin.

Other Operating and Maintenance Expenses

In 2001, electric operating expense increased $6.1 million, or 11.7%. MGE paid a network service charge to the ATC for transmission usage, increasing operating expense over 2000.

In 2001, gas operating expense increased $1.7 million or 8.2%. Uncollectible customer account balances were up due to significantly higher natural gas costs during the first half and increased administrative expenses.

In 2001, electric maintenance expense was down $4.5 million, or 26.5%, somewhat offsetting the increased operating expenses. This is primarily due to three fewer months of expense at Kewaunee. MGE sold its ownership interest in the plant in September. In addition, maintenance expenses at Kewaunee and the Columbia Energy Center were lower in 2001.


Purchased Gas 26%
O & M 28%
Dividends & Reinvested Income 6%
Fuel – Electric Generation & Purchased Power 17%
Taxes, Interest & Other 12%
Depreciation 11%

Distribution of 2001 Revenues

Income Taxes

Effective income tax rates, before cumulative effect of a change in accounting principle, were consistent over the three-year period. The tax rates are 36.8%, 36.5%, and 36.9%, respectively, for 2001, 2000 and 1999. Reversing temporary differences associated with the sale of Kewaunee, including decommissioning transactions, resulted in deferred tax expense of $9.1 million in 2001 compared to a deferred tax benefit of $1.1 million for 2000. These reversing temporary differences reduced MGE's current tax expense by an equivalent amount.

Other Income

In 2001, other income, net of taxes, rose $4.9 million due to: equity earnings in ATC recorded by MGE; gains from weather-hedge instruments; and a reduction in charitable contributions following substantial donations in 2000 to the MGE Foundation and the UW Research Park to help expand the MGE Innovation Center.

Interest Expense

In 2001, total interest expense decreased $0.5 million largely because interest rates were lower and MGE reduced its short-term debt. In 2001, MGE received proceeds from ATC and WPSC for the sale of Kewaunee. MGE used these proceeds to draw down its short-term debt balance. On Nov. 1, 2001, MGE also redeemed at par $6.1 million of its 6½%, 2006 Series, Pollution Control Revenue Bonds.

Electric and Gas Operations Outlook

MGE anticipates electric and gas sales will grow at a compounded rate of 1.0% to 2.0% through December 2006. MGE also anticipates peak-demand growth to be approximately 3.0% through 2006. MGE expects to maintain a competitive advantage because of its:

- Vibrant service territory distinguished by consistent growth; high employment and wages; and a diversified base of business, industry, government and education.
- Competitive distribution costs, low percentage of industrial customers and lower risk of stranded investments.
- Size and agility, which allow employees to respond quickly and offer more flexibility as customers' needs change.

The PSCW currently regulates MGE for both its electric and gas operations. The PSCW has focused on improving the infrastructure needed in Wisconsin to provide reliable service to consumers. MGE invests in new facilities to meet its customers' needs and advocates statewide solutions that will keep pace with the growing demand for energy.

Liquidity

Cash provided by operating activities increased $26.9 million in 2001. Decreases in customer receivables and unbilled revenues were offset by higher stored-gas inventories and lower accounts payables.

Cash used for investing activities was down $60.3 million in 2001 mainly because of a significant decrease in plant additions. In 2000, MGE paid $31.6 million for an 83-MW natural gas-fired combustion turbine. In 2001, MGE received capital distributions of $15.0 million from ATC and $15.4 million related to its sale of Kewaunee.

Cash used for financing activities increased in 2001. MGE used the cash distribution from ATC and cash received from the sale of Kewaunee to reduce its short-term debt.

Capital Structure Ratios	2001	2000
Common shareholders' equity	53.6%	46.8%
Long-term debt	44.0	42.9
Short-term debt	2.4	10.3

Capital Resources

MGE's liquidity is primarily affected by its construction requirements. In 2001, capital expenditures totaled $42.0 million. Major projects included a coal-handling system at MGE's Blount Generating Station and improvements to MGE's electric and gas distribution systems.

It is anticipated that 2002 capital expenditures will be $64.5 million, including an estimated $24.0 million automated meter reading system. Capital expenditures for 2002 through 2006 will average an estimated $46.0 million per year *(excluding the University of Wisconsin cogeneration plant and MGE's option to purchase an interest in Wisconsin Energy Corp.'s "Power the Future" proposal – see Significant Events, p.16)*. The table that follows shows capital expenditures for 2001, the three-year average for 1998 to 2000 and the estimated 2002 expenditures.

Construction Expenditures	2002 Estimate	2001 Actual	Average 1998-2000
Electric			
Production	$14,610	$12,747	$27,909
Transmission	—	—	2,651
Distribution and General	30,054	17,705	11,502
Nuclear Fuel	—	2,544	1,959
Total Electric	44,664	32,996	44,021
Gas	15,281	7,766	5,860
Common	4,555	1,204	1,927
Total	$64,500	$41,966	$51,808

MGE used internally generated funds and short-term debt to satisfy most of its 2001 capital requirements. For larger capital projects, MGE issues long-term debt and common stock.

MGE's ratio of earnings to fixed charges and pretax interest coverages for 2001 and 2000 were:

	2001	2000
Ratio of Earnings to Fixed Charges	3.75	3.81
Pretax Interest Coverage	4.10	3.98

MGE currently carries the following debt credit ratings from Moody's and S&P.

	Moody's	S&P
Secured First Mortgage Bonds	Aa2	AA
Unsecured Medium-Term Notes	Aa3	AA-
Commercial Paper	P1	A1+

Significant Events

Transfer Transmission Assets to the American Transmission Company, LLP

On Jan. 1, 2001, MGE transferred substantially all of its electric transmission facilities to ATC in exchange for approximately a 6.0% interest in this joint venture. ATC is comprised of Wisconsin investor-owned utilities and some Wisconsin municipal utilities, cooperatives and power supply agencies.

MGE accounts for this investment using the equity method of accounting. MGE records as equity in earnings of the investee its share of ATC's earnings, amortization of the Statement of Financial Accounting Standards (SFAS) No. 109 regulatory liability, and deferred investment tax credits related to the transmission assets transferred to ATC. In 2001, MGE recorded $3.3 million *(pretax)* of equity earnings from its investment in ATC.

In the second quarter of 2001, MGE received $15.0 million in a cash distribution as a result of ATC's issuance of debt. Also during 2001, MGE received a total of $1.6 million in dividends from ATC. The dividend is a return of capital which reduces our investment in ATC.

MGE contracts with ATC for transmission services. MGE's 2001 cost of $8.1 million is included in operating expenses. Under a three-year contract beginning Jan. 1, 2001, MGE provides various services to ATC, including: fixed capital construction; operations and maintenance; and transitional services. MGE bills for these services based on its actual costs for labor, materials and overhead. MGE billed ATC $3.7 million for these services in 2001.

MGE tracks the difference between the revenue requirement for transmission services included in its current rate tariffs and the network transmission service fee paid to ATC. The difference is deferred and subject to adjustment in MGE's next rate case. In 2001, MGE recorded a deferred asset of $0.5 million for this difference.

Sale of the Kewaunee Nuclear Power Plant

Effective Sept. 23, 2001, MGE sold to WPSC its 17.8% ownership interest in Kewaunee. In exchange for a cash payment of $15.4 million, MGE transferred to WPSC its net book value of utility plant; net nuclear fuel, inventories; and other assets. On the closing date, MGE also transferred its Qualified

Decommissioning Fund *($65.0 million fair market value)* and Nonqualified Decommissioning Fund *($28.1 million fair market value)* which decreased accumulated depreciation by an equal amount. This transaction occurred in accordance with an agreement *(the Agreement)* between MGE and WPSC dated Sept. 29, 1998.

MGE will make monthly contributions of approximately $675,000 to the MGE Nonqualified Decommissioning Fund from Sept. 23, 2001, through Dec. 31, 2002 – the level currently authorized by the PSCW.

In June 2001, MGE executed its option under the Agreement to buy electric capacity and energy at a fixed price from WPSC. MGE will purchase 90 MW of electric capacity and energy from Sept. 24, 2001, through Sept. 23, 2003, to help meet customers' electric needs.

Proposal to Form a Holding Company

In November 2001, MGE filed a registration statement on Form S-4 with the Securities and Exchange Commission regarding its proposal to create a holding company named MGE Energy, Inc. The holding company structure allows MGE to expand its options for financing new power plants to meet customers' growing demand. Electric prices will continue to be regulated by the PSCW.

Under the holding company proposal, shares of MGE common stock would be exchanged on a one-for-one basis for shares of MGE Energy, Inc. MGE shareholders will vote on the holding company proposal this spring. All other regulatory approvals are expected by summer 2002.

The registration statement filed with the SEC contains a joint proxy statement and prospectus of MGE and MGE Energy and other relevant documents concerning the holding company proposal.

This summary annual report shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Investors can obtain the documents filed with the SEC, including the definitive proxy statement and prospectus, free of charge at the SEC's Web site: www.sec.gov under the name of MGE Energy or by contacting MGE's Shareholder Services staff. Call: 608-252-4744 or 1-800-356-6423. E-mail: shareservices@mge.com. Web: www.mge.com.

The documents contain important information. Investors are urged to read the materials before making any voting or investment decision.

Proposal to Build Cogeneration Plant on UW Campus

MGE and the University of Wisconsin propose building a natural gas-fired cogeneration plant. The facility will produce steam heat and chilled-water air conditioning for the UW. It will also produce up to 150 MW of electricity to help meet growing customer demand in the Madison area. The plant is expected to cost $175 million to $195 million. MGE will own the electric-generating portion of the plant. It is proposed that MGE will operate and maintain the plant. It is anticipated this facility will come on line in 2004.

New Generation

On Feb. 23, 2001, MGE announced that it had secured an option agreement to own a portion of the advanced technology, coal-fired base-load generation included in Wisconsin Energy Corp.'s (WEC) "Power the Future" proposal. The proposal includes three 600-MW coal-fired units of new generation. MGE's option rights provide for up to 1/12th ownership allotment *(approximately 50 MW)* in each unit for an estimated investment over a 10-year period of $150 million to $175 million. WEC filed its construction proposal with the PSCW in early 2002. A decision from the PSCW is expected later this year.

In February 2002, MGE exercised its option for the first proposed coal unit to obtain the maximum equity interest available under the agreement but not less than 50 MW. MGE's option rights may be terminated if necessary regulatory approvals are not received or WEC discontinues the project. Furthermore, MGE retains the right under the agreement with WEC to revoke the option exercise at certain points in the process including, but not limited to, any time up to 60 days prior to commencement of construction of the coal unit.

Purchase of Prairie du Chien Gas Service Territory

On Dec. 28, 2001, MGE purchased the Prairie du Chien-area natural gas system from Wisconsin Electric–Wisconsin Gas (WE–WG) and the results of operations are included in the condensed consolidated financial statements since the effective date. MGE paid an estimated amount of $3.8 million at closing until a final true-up was completed in 2002. On Feb. 25, 2002, MGE paid the final balance due of $0.1 million, for a total purchase price of $3.9 million.

This transaction includes facilities in the city of Prairie du Chien and surrounding Crawford County villages and townships. MGE gained about 3,500 residential and commercial customers. MGE has served natural gas customers in other parts of Crawford County since 1993.

As part of the purchase agreement executed on Oct. 17, 2001, MGE and WE–WG established a definitive gas service boundary agreement for a portion of Dane County. The new boundary lines do not involve transferring any customers. The boundaries are located primarily through undeveloped land north of Madison's city limits.

For the years ended December 31 *(In thousands, except per-share amounts)*	2001	2000	1999
Operating Revenues			
Electric	$203,178	$203,176	$185,955
Gas	130,533	120,932	88,079
Total Operating Revenues	333,711	324,108	274,034
Operating Expenses			
Fuel for electric generation	40,299	36,338	32,388
Purchased power	18,310	18,963	22,198
Natural gas purchased	86,035	77,482	49,395
Other operations and maintenance	94,037	90,547	80,775
Depreciation and amortization	35,659	35,081	35,154
Other general taxes	10,864	10,180	9,306
Income tax provision	13,836	15,416	12,268
Total Operating Expenses	299,040	284,007	241,484
Net Operating Income	34,671	40,101	32,550
Other income, net	6,263	1,383	3,235
Income before interest expense and cumulative effect of a change in accounting principle	40,934	41,484	35,785
Interest expense, net	13,572	14,129	12,039
Net income before cumulative effect of a change in accounting principle	$ 27,362	$ 27,355	$ 23,746
Cumulative effect of a change in accounting principle, net of tax benefit of $78	(117)	—	—
Net Income	$ 27,245	$ 27,355	$ 23,746
Earnings Per Share of Common Stock (basic and diluted)			
Income before cumulative effect of a change in accounting principle	$ 1.63	$ 1.67	$ 1.48
Cumulative effect of a change in accounting principle	(.01)	—	—
Net Income	$ 1.62	$ 1.67	$ 1.48
Dividends Per Common Share	$ 1.33	$ 1.32	$ 1.31
Average Shares Outstanding (000's)	16,819	16,382	16,084

Condensed Consolidated Statements of Cash Flows

For the years ended December 31 *(In thousands)*	2001	2000	1999
Operating Activities			
Net income	$ 27,245	$ 27,355	$ 23,746
Items not affecting cash:			
Depreciation and amortization	37,308	37,275	37,792
Deferred income taxes	8,978	(1,074)	(708)
Other	(4,253)	(1,674)	(1,329)
Changes in current assets and current liabilities	5,406	(14,108)	842
Cash Provided by Operating Activities	74,684	47,774	60,343
Investing Activities			
Additions to utility plant and nuclear fuel	(41,966)	(73,606)	(50,988)
AFUDC – borrowed funds	(217)	(176)	(155)
Increase in nuclear decommissioning fund	(8,931)	(11,059)	(10,692)
Capital distribution from ATC	15,000	—	—
Purchase of gas service territory	(3,800)	—	—
Sale of nuclear plant	15,381	—	—
Cash Used for Investing Activities	(24,533)	(84,841)	(61,835)
Financing Activities			
Issuance of common stock	10,879	8,964	1,678
Cash dividends on common stock	(22,341)	(21,588)	(21,038)
Maturity/redemption of long-term debt	(6,075)	(11,200)	(200)
Increase in long-term debt	—	35,000	—
Increase/(decrease) in short-term debt	(34,500)	28,250	15,750
Cash Provided by/(Used) for Financing Activities	(52,037)	39,426	(3,810)
Change in Cash and Cash Equivalents	(1,886)	2,359	(5,302)
Cash and cash equivalents at beginning of period	4,307	1,948	7,250
Cash and cash equivalents at end of period	$ 2,421	$ 4,307	$ 1,948

At December 31 *(In thousands)*	2001	2000
Assets		
Net utility plant in service	$374,018	$308,921
Construction work in progress	25,376	22,863
Nuclear decommissioning fund	1,855	102,891
Nuclear fuel, net	—	6,979
Total Utility Plant	401,249	441,654
Other Property and Investments	29,847	3,988
Current Assets		
Cash and cash equivalents	2,421	4,307
Accounts receivable, less reserves of $3,764 and $2,071, respectively	25,061	38,161
Unbilled revenue	16,486	27,900
Materials and supplies, fossil fuel, stored gas at average cost	28,683	21,392
Prepayments	10,573	8,760
Total Current Assets	83,224	100,520
Deferred Charges	27,131	25,442
Total Assets	$541,451	$571,604
Capitalization and Liabilities		
Total common shareholders' equity	$216,292	$200,312
Long-term debt	157,600	183,437
Total Capitalization	373,892	383,749
Current Liabilities		
Long-term debt due within one year	20,000	200
Short-term debt – commercial paper	9,500	44,000
Accounts payable	22,156	28,792
Other current liabilities	10,123	14,245
Total Current Liabilities	61,779	87,237
Other Credits		
Deferred income taxes	56,198	43,321
Investment tax credit – deferred	5,927	8,472
Other deferred liabilities	43,655	48,825
Total Other Credits	105,780	100,618
Commitments and Contingencies		
Total Capitalization and Liabilities	$541,451	$571,604

Management's Report on Responsibility for Financial Statements

The management of Madison Gas and Electric Company and its subsidiaries is responsible for the financial statements and related information presented in this summary annual report. These statements and information are derived from the complete set of financial statements and related information contained in the 2001 Annual Report on Form 10-K, which is filed with the Securities and Exchange Commission. The financial statements are prepared in conformity with generally accepted accounting principles. The company's independent accountants have audited and rendered an unqualified opinion on the financial statements. For more details regarding financial information on the company, refer to the Form 10-K.

Gary J. Wolter
Chairman, President and
Chief Executive Officer

Terry A. Hanson
Vice President, Chief Financial
Officer and Secretary

Report of Independent Accountants

To the Board of Directors and Shareholders
of Madison Gas and Electric Company:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Madison Gas and Electric Company and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' common equity and comprehensive income, and cash flows for the three years ended December 31, 2001 (not presented herein); and in our report dated February 6, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 6, 2002

2001 - unaudited *(In thousands, except per-share amounts)*	Quarters Ended March 31	June 30	Sept. 30	Dec. 31
Operating Revenues:				
Electric	$ 49,438	$ 50,686	$ 56,432	$ 46,622
Gas	72,592	19,576	9,499	28,866
Total	122,030	70,262	65,931	75,488
Operating Expenses	109,948	62,515	59,330	67,247
Net Operating Income	12,082	7,747	6,601	8,241
Interest and Other	2,468	2,341	604	1,896
Earnings on common stock before cumulative effect of a change in accounting principle	9,614	5,406	5,997	6,345
Cumulative effect of a change in accounting principle, net of tax benefit of $78	(117)	—	—	—
Net Income	$ 9,497	$ 5,406	$ 5,997	$ 6,345
Earnings per share before cumulative effect of a change in accounting principle	$ 0.58	$ 0.32	$ 0.36	$ 0.37
Cumulative effect of a change in accounting principle	(.01)	—	—	—
Basic and diluted earnings per share	$ 0.57	$ 0.32	$ 0.36	$ 0.37
Dividends Per Common Share	$ 0.331	$ 0.331	$ 0.333	$ 0.333

	2001	2000	1999	1998	1997
Assets:					
Electric	$371,423	$395,622	$342,130	$311,563	$313,855
Gas	130,125	123,486	114,881	111,762	118,339
Assets not allocated	39,903	52,496	38,499	42,940	39,596
Total	$541,451	$571,604	$495,510	$466,265	$471,790
Internal Generation of Cash					
Total cash used for construction expenditures and nuclear fuel	$ 41,966	$ 73,606	$ 50,988	$ 30,829	$ 21,635
Percent generated internally	124.2%	54.0%	76.4%	103.1%	137.5%
Cooling Degrees Days (Normal – 605)	643	535	637	654	410
Heating Degree Days (Normal – 7,269)	6,706	7,156	6,701	6,069	7,522



Richard E. Blaney
Retired President
Richard Blaney Seeds Inc.
Age 65
Director since 1974



F. Curtis Hastings
President
J. H. Findorff & Son, Inc.
Commercial and industrial
general contractors
Age 56
Director since 1999



David C. Mebane
Vice Chairman
Madison Gas and Electric Co.
Age 68
Director since 1984



Regina M. Millner
President
The RMillner Co., S.C.
Attorney, analyst,
broker and consultant
Age 57
Director since 1996



Frederic E. Mohs
Partner
Mohs, MacDonald, Widder
& Paradise, Attorneys at Law
Age 64
Director since 1975



John R. Nevin
Executive Director, Grainger Center
for Supply Chain Management,
and Professor, School of Business,
University of Wisconsin-Madison
Age 59
Director since 1998



Donna K. Sollenberger
President and Chief Executive Officer
University of Wisconsin
Hospitals and Clinics
Age 53
Director since 2000



H. Lee Swanson
Chairman of the Board,
Chief Executive Officer and Director
State Bank of Cross Plains
Age 63
Director since 1988



Gary J. Wolter
Chairman, President and
Chief Executive Officer
Madison Gas and Electric Co.
Age 47
Director since 2000

Audit Committee
Directors Blaney, Hastings, Millner, Mohs,
Nevin, Sollenberger and Swanson.

Compensation Committee
Directors Blaney, Mohs and Swanson.

Executive Committee
Directors Blaney, Mebane, Mohs, Swanson
and Wolter.

Personnel Committee
Directors Hastings, Millner, Mohs, Nevin
and Sollenberger.

Note: Ages as of Feb. 1, 2002.



Gary J. Wolter
Chairman, President and
Chief Executive Officer
Age 47
Years of Service, 17



David C. Mebane
Vice Chairman
Age 68
Years of Service, 24



Mark C. Williamson
Executive Vice President
and Chief Strategic Officer
Age 48
Years of Service, 15



Lynn K. Hobbie
Senior Vice President
Age 43
Years of Service, 16



Mark T. Maranger
Senior Vice President
Age 53
Joined MGE April 2001



Thomas R. Krull
Group Vice President
Age 53
Years of Service, 30



James G. Bidlingmaier
Vice President - Administration
and Chief Information Officer
Age 55
Years of Service, 30



Kristine A. Euclide
Vice President and General Counsel
Age 49
Joined MGE November 2001



Terry A. Hanson
Vice President, Chief Financial Officer
and Secretary
Age 50
Years of Service, 20



Scott A. Neitzel
Vice President - Business
Development and Fuels
Age 41
Years of Service, 4



Jeffrey C. Newman
Vice President and Treasurer
Age 39
Years of Service, 18



Peter J. Waldron
Vice President - Power Supply
Age 44
Years of Service, 21



Gregory A. Bollom
Assistant Vice President -
Electric Marketing
Age 41
Years of Service, 19



Joseph P. Pellitteri
Assistant Vice President -
Human Resources
Age 53
Years of Service, 2



John M. Yogerst
Assistant Vice President -
Gas Operations
Age 44
Years of Service, 22

Note: Ages, years of service and positions as of Feb. 1, 2002.

2002 Annual Shareholder Meeting

Tuesday, May 14, 2002
Marriott Madison West
1313 John Q. Hammons Drive
Greenway Center
Middleton, WI

Stock Listing

- MGE stock trades on the Nasdaq National Stock Market under the ticker symbol MDSN.
- MGE stock listing in newspapers: MadsnGas or MadGE.

Shareholder Services



Shareholder Services: (from left) Lynne Harper, Katherine Grunke, Mark Olson, Ken Frassetto, Linda Carignan.

We welcome calls from shareholders.
Please notify us promptly if:

- A stock certificate is lost or stolen.
- A dividend check or statement is not received within 10 days of the scheduled payment date.
- Your name or address changes.

Reports Available

More financial information is available upon request or on the company's Web site, including:

- Form 10-K *(filed with the Securities and Exchange Commission).*
- A Statistical Supplement to this annual report.

National Association of Investors Corporation

NAIC® MGE is a corporate sponsor of the NAIC and participates in a number of programs including the Low Cost Investment Plan, Investor's Information Report (Green Sheet), Own Your Own Shares of America and regional investor fairs.

Dividend Reinvestment and Direct Stock Purchase Plan

MGE's Dividend Reinvestment and Direct Stock Purchase Plan allows investors to:

- Buy MGE stock directly from the company.
- Reinvest dividends or receive cash payments.
- Deposit MGE certificates for safekeeping.

2002 Dividend Payment Dates

Quarterly dividends on MGE common stock are expected to be paid on:

- March 15
- June 15
- September 15
- December 15

The record date for dividend payments is the first day of the payment month.

Transfer Agent & Registrar

Continental Stock Transfer & Trust Co.
17 Battery Place, 8th Floor
New York, NY 10004

For Assistance

Contact MGE Shareholder Services by phone, mail or e-mail.

Madison Area:	(608) 252-4744
Continental U.S.:	1-800-356-6423
Business Office:	(608) 252-7000 8:00 a.m. to 4:30 p.m. *(Central Time)* Monday through Friday
Mailing Address:	MGE Shareholder Services Post Office Box 1231 Madison, WI 53701-1231
MGE Location:	133 South Blair Street Madison, WI 53703
E-mail:	shareservices@mge.com
Web Address:	www.mge.com

Electric Service

MGE provides electric service in Madison, Monona, Fitchburg, Middleton, Cross Plains and other Dane County communities, with a total population of 272,000. Generating facilities include the Blount Generating Station and several combustion turbines at Madison, the Columbia Energy Center at Portage, a natural gas combustion turbine at Marinette and the MGE Wind Farm in Kewaunee County.

Natural Gas Service

MGE provides natural gas service in Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon counties, with a total population of 376,000.



MGE Combustion Turbine
MGE Wind Farm
Elroy
Viroqua
Columbia Plant
Soldiers Grove
Prairie du Chien
Madison
Elroy Gas Division
Viroqua Gas Division
Soldiers Grove
Crawford Gas Division
Wisconsin River
Prairie du Chien Gas Division
Mississippi River
0 5 10 15 20
1" = 20 miles
Lodi
DeForest
Waunakee
Mazomanie
Arena
Black Earth
Middleton
Madison
Cross Plains
Barneveld
Monona
Ridgeway
Mount Horeb
Verona
Fitchburg
McFarland
Gas/Electric Service
Gas Service

www.mge.com

P.O. Box 1231
Madison, WI 53701-1231

www.mge.com